Filed Pursuant to Rule 424(b)(7)

Registration No. 333-214778

PROSPECTUS SUPPLEMENT

To prospectus dated December 7, 2016

143,936,001 Common Units
Representing Limited Partner Interests

This prospectus supplement updates and amends certain information contained in the prospectus dated December 7, 2016 (the “Prospectus”), covering the resale by selling unitholders of up to an aggregate of 143,936,001 common units representing limited partner interests in us. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any additional amendments or supplements thereto.

Limited partnerships are inherently different than corporations, and investing in our common units involves a high degree of risk. You should carefully consider the risks relating to investing in our common units and each of the other risk factors described under “Risk Factors” on page 8 of the prospectus dated December 7, 2016 before you make an investment in our common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common units or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 30, 2016

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is being filed to amend and supplement the information that appears under the caption “Selling Unitholders” in the Prospectus.  Capitalized terms that are not defined in this prospectus supplement are defined in the Prospectus.

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SELLING UNITHOLDERS

On or about December 30, 2016, (i) KAFU Holdings, L.P. (“KAFU”) exercised a Redemption Right with respect to an aggregate of 307,593 of its AAP Units, PAGP Class B shares and PAGP GP company units and then distributed the resulting 307,593 common units to certain of the selling unitholders listed below and (ii) KAFU Holdings (QP), L.P. (“KAFU QP”) exercised a Redemption Right with respect to an aggregate of 2,727,924 AAP Units, PAGP Class B shares and PAGP GP company units and then distributed the resulting 2,727,924 common units to certain of the selling unitholders listed below.  We are amending the Selling Unitholders table in the Prospectus to reflect these transfers and to include or update information with respect to the transferees of such interests.

Selling Unitholders	Common Units Beneficially Owned Prior to the Offering	Percentage of Common Units Beneficially Owned Prior to the Offering	Common Units Offered Hereby		Common Units to be Beneficially Owned After Offering	Percentage of Common Units to be Beneficially Owned After Offering
KAFU Holdings, L.P.(1)	933,224	*	933,224		—	—
Buena Vista Three Investment Corporation	307,593	*	307,593		—	—
KAFU Holdings (QP), L.P.(1)	21,172,741	3.2%	21,172,741		—	—
Richard Kayne 2010 GRAT(1)(2)	1,475,167	*	1,363,962	(3)	111,205	*
Suzanne Kayne 2010 GRAT(1)	1,475,167	*	1,363,962	(3)	111,205	*

*                 Less than one percent.

(1)         Representatives of the selling unitholder have advised us that the selling unitholder is an affiliate of a U.S. registered broker-dealer; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by the selling unitholder.

(2)         Richard A. Kayne, the beneficiary of the Richard Kayne 2010 GRAT, is the controlling owner of the manager of KAFU. KAFU is entitled to appoint one member of the board of directors of PAGP GP pursuant to PAGP GP’s limited liability company agreement.

(3)         The selling unitholder received 1,363,962 common units in the transfer from KAFU QP; 111,205 common units were previously owned.

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